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                          May 8, 2023

       Martin Roper
       Chief Executive Officer
       Vita Coco Company, Inc.
       250 Park Avenue South, 7th Floor
       New York, NY 10003

                                                        Re: Vita Coco Company,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 2, 2023
                                                            File No. 333-271583

       Dear Martin Roper:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Salvatore Vanchieri